Exhibit 1.02

Conflict Minerals Report

Nortech Systems is a full-service electronics manufacturing (EMS) provider of wire and cable assemblies, printed circuit boards assemblies and higher-level complete box build assemblies for a wide range of industries.  Conflict Minerals are necessary to the functionality of products we manufacture.

Part I.   Due Diligence

Design of Due Diligence

Our due diligence procedures are in compliance with the Organization for Economic Co-operation and Development (OECD) 5 Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

Due Diligence Measures Performed

Nortech’s policy regarding Conflict Minerals was communicated to employees internally and to suppliers externally via e-mail and posted to our website.

Our cross functional conflict minerals team was established to carry out the necessary due diligence and reporting requirements. The team currently includes the following roles:

Team Members:	Director of Quality
Global Sourcing Manager
Materials Manager

Executive Sponsors:	President & CEO
VP & Chief Financial Officer
VP Global Supply Chain & EMS Operations

Our reasonable country of origin inquiry and due diligence procedures includes the following:

•                  Develop a list of components, products and suppliers with the assistance of supply chain personnel at each location.

•                  The components, products and suppliers will be evaluated to identify whether each contain Conflict Minerals, with the understanding that there is no minimum amount for exclusion from the requirement using a multi-layered approach.

•            We will identify and assess risks in the supply chain. For the majority of our parts, Tin, Tantalum, and Gold are necessary to the functionality or production of a product manufactured. To a lesser tungsten is necessary for some parts.

•            Data will be collected directly from suppliers using the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative.

•           Supplier declarations will be evaluated to determine if supplies, products or components containing Conflict Minerals purchased by Nortech are derived from the Covered Countries.

•           We respond to identified risks and red flags including but not limited to: Conflict Mineral source not on EICC- GeSI Conflict-Free Smelter (CFS); Conflict Minerals from area with limited known reserves; Conflict Minerals originate from or have been transported via a conflict-affected or high-risk area but reported as Conflict Free; supply chain know to have sourced minerals from a red flag locations (as identified above). We then determine if other diligence is necessary such as further follow up direct with the supplier or members of their supply chain, audits, or review of third party due diligence audits already performed.

•                  Based upon the results of the evaluation, we will make a determination whether Nortech can be identified as DRC Conflict Free, DRC Not Conflict Free or DRC Conflict Undeterminable.

•                  Audit Requirement: A certified independent private sector audit is required to express a conclusion on whether the design of the issuer’s due diligence measures are in conformity with the criteria set form in a nationally or internationally recognized due diligence framework and whether the issuer’s description of the due diligence measures is performed as set forth in the Conflict Minerals Report and is consistent with the due diligence that the issuer undertook. Currently, the only known such framework is the OECD’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”. An Undeterminable status does not require an audit.

•                  Reporting to the customer.

•           Nortech issues a standard response using the EICC Template unless a customer requests another format, in which case we may customize. If vendors are not found to be DRC Conflict Free, we will communicate this to our customers.

•           Nortech’s corporate policy regarding Conflict Minerals and disclosure regarding whether any Conflict Minerals necessary to the functionality or production of a product originated in Covered Countries will be made publicly available on our website in accordance with Exchange Act Section 13(p)(1)(E).